FOIA Confidential Treatment Requested

Under 17 C.F.R. § 200.83

by EMC Corporation

June 3, 2016

VIA EDGAR AND HAND DELIVERY

Ms. Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4561

RE:	EMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-09853

Dear Ms. Collins:

In connection with your letter dated June 1, 2016 to the undersigned, Chief Financial Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following response to the comment made by staff members (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comment from that letter in italics below followed by the Company’s response in regular typeface.

Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for portions of our response to comment #1. An unredacted version of this letter has been separately provided to the Staff. The Company requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to my attention.

FOIA Confidential Treatment Requested

Under 17 C.F.R. § 200.83

by EMC Corporation

Notes to Consolidated Financial Statements

Note K. Income Taxes, page 88

1.	Please clarify and describe, both at December 31, 2015 and March 31, 2016, the company’s specific plans to have the $4.75 billion in cash available either without repatriating foreign earnings or by repatriating in a tax-free manner.

Response: The Company advises the staff that at December 31, 2015 and March 31, 2016, the Company did not have specific plans to have the $4.75 billion in cash available without repatriating foreign earnings or by repatriating in a tax-free manner. As of the date of this letter, the Company has no final plans, although numerous alternatives are under consideration. To the extent that the Company needs to repatriate all or a portion of the $4.75 billion, the Company expects that any potential net tax liability to the Company related to any realized gains or losses on any necessary liquidation of Company investments and the repatriation under all such possible alternatives would not result in a tax expense to the Company of more than $[***] million. The Company believes that neither the repatriation itself nor the net realized gains and losses would result in a material tax liability to the Company on a stand-alone basis.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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FOIA Confidential Treatment Requested

Under 17 C.F.R. § 200.83

by EMC Corporation

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-7015.

Sincerely,

/s/ Denis G. Cashman
Denis G. Cashman
Chief Financial Officer